

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 5, 2007

John D. Gibbons
Senior Vice President and Chief Financial Officer
W&T Offshore, Inc.
Nine Greenway Plaza, Suite 300
Houston, TX 77046-0905

  Re: **W&T Offshore, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2006
    Filed March 9, 2007
    File No. 001-32414

Dear Mr. Gibbons:

   We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

Properties, page 22

1. We have reviewed your response to prior comment two of our letter dated October 31, 2007. The ten principal properties that you identify in your 2006 10-K report appear to account for over 43% of your total proved reserves. Therefore, we agree that these are principal properties and materially important. Therefore, you should comply with the guidance in Item 102 of Regulation S-K, requiring

disclosure of material information as to production, nature of your interest,
development, reserves and location. Please submit the disclosures revisions,
covering each of your principal properties, that you believe would accomplish this
objective.

Supplemental Oil and Gas Disclosures - Unaudited, page 70

Oil and Gas Reserves, page 70

2.   We have reviewed your response to prior comment three, regarding the guidance
in paragraph 11 of SFAS 69, which requires explanations to be disclosed for
significant reserve changes depicted in the table. As for your present disclosure,
the information you cite in Item 2 does not speak to reserve volumes discovered,
but instead only discusses the locations where the wells were drilled and the
related costs. Your suggested format does not provide clear disclosure, as the
total reserves added are in the table and the number of successful wells is
provided in Item 2.

We believe the explanations required under SFAS 69 should accompany the
tabular presentations. Therefore, suggesting that you include the disclosure only
if there is no explanation elsewhere in the filing is not sufficient. If revisions are
associated with drilling activity in particular geographic areas, this should be
apparent. For example, it may be appropriate to include disclosure of reserve
volumes discovered on the conventional shelf, deep shelf and deepwater Gulf of
Mexico, along with the number of successful wells drilled by area, to provide
meaningful disclosure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments and the undersigned at (202) 551-3740 for all other issues.

Sincerely,

H. Roger Schwall
Assistant Director